Exhibit 99.1

June 30, 2026

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Completion of extinguishment of 60,00,00,000 (Sixty Crore) Equity Shares of Wipro Limited (the “Company”)

Pursuant to the public announcement dated May 22, 2026 (the “Public Announcement”) and the letter of offer dated June 9, 2026 (the “Letter of Offer”), the Tendering Period for the Buyback opened on Thursday, June 11, 2026 and closed on Wednesday, June 17, 2026.

In accordance with the provisions of Regulations 24(iv) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), the following are the details of the Equity Shares bought back by the Company and extinguished:

Equity share capital before the said extinguishment(1) (Number of Equity Shares)	Number of Equity Shares extinguished	Equity share capital after the said extinguishment (Number of Equity Shares)
10,50,35,49,797	60,00,00,000	9,90,35,49,797

Note:

(1)

7,41,918 Equity Shares and 5,37,492 Equity Shares were allotted to employees of the Company in discharge of subsisting obligations pursuant to the exercise of stock options under various employee stock option plans of the Company on June 9, 2026 and June 19, 2026, respectively, post-dispatch of the Letter of Offer dated June 9, 2026 and have been included in the Issued, Subscribed and Fully Paid-up Equity Share Capital.

All terms used herein and not specifically defined shall have the same meaning as ascribed to such terms under the Public Announcement and the Letter of Offer.

We also enclose a copy of the certificate dated June 30, 2026 relating to the above extinguishment of 60,00,00,000 Equity Shares, in accordance with the provisions of Regulation 11(iv) of the Buyback Regulations.

The number of Equity Shares bought back, and the post-Buyback shareholding pattern were disclosed in the Post Buyback Public Announcement dated June 25, 2026, published and submitted for your records on June 26, 2026 and have been reproduced in Annexure A for ease of reference.

Thanking You,

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

ENCL: As above

Annexure A

The shareholding pattern of the Company, pre and post Buyback, is as under:

Category of Shareholder	Pre Buyback		Post Buyback
	Number of Equity Shares	% to the Pre Buyback Equity Share capital	Number of Equity Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	7,61,68,40,898	72.52	7,18,87,95,772	72.59
Foreign Investors (Including ADRs, Non-Resident Indians, FIIs, FPIs, Foreign Nationals, and Overseas Corporate Bodies)	1,21,68,26,162	11.58	2,71,47,54,025	27.41
Financial Institutions/Banks, NBFCs & Mutual Funds	59,08,46,761	5.63
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF) (1)	1,07,90,35,976	10.27

Total	10,50,35,49,797	100.00	9,90,35,49,797	100.00

(1)

7,41,918 Equity Shares and 5,37,492 Equity Shares which were allotted to various employees of the Company in discharge of subsisting obligations pursuant to exercise of stock options under various employee stock option plans of the Company on June 9, 2026 and June 19, 2026, respectively, post-dispatch of the Letter of Offer dated June 9, 2026 and have been included in the Issued, Subscribed and Fully Paid-Up Equity Share Capital.

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY WIPRO

LIMITED (the “Company”)

The certificate is being issued pursuant to the requirements of Regulation 11 of Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (“Buyback Regulations”).

Pursuant to the Public Announcement dated May 22, 2026, Letter of Offer dated June 9, 2026, the tendering period for the Buyback Offer opened on Thursday, June 11, 2026 and closed on Wednesday, June 17, 2026 (the “Tendering Period”). The following are the details of the Equity Shares bought back by the Company during the said Tendering Period and extinguished.

A. The equity shares extinguished in dematerialized form are as under:

Name of the Depository Participant and DP ID No.	Company’s A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
JM Financial Services Limited – IN302927	10288238	June 25, 2026	59,99,96,904

B. The equity shares extinguished in physical form are as under:

Registered Folio No.	Certificate No.	Distinctive No. of Equity Shares	Date of Extinguishment	No. of Equity Shares Extinguished
WPL061296	1022158	682308662 to 682311757	June 25, 2026	3,096

C. The total equity shares extinguished/destroyed in dematerialized and physical form are as under:

Total Number of Equity Shares Extinguished/ Destroyed (A + B)	60,00,00,000

This is to certify that the above equity shares of the Company, being in dematerialized form were extinguished in compliance with the provisions of Regulation 11 of the Buyback Regulations. This is for your information and records.

For Wipro Limited /s/ Rishad A. Premji Name: Rishad A. Premji Designation: Chairman Place: Bengaluru	For Wipro Limited /s/ Srinivas Pallia Name: Srinivas Pallia Designation: Chief Executive Officer and Managing Director Place: USA

For V Sreedharan & Associates Secretarial Auditor Firm Registration No: P1985KR014800 /s/ Pradeep B Kulkarni Name: Pradeep B Kulkarni Designation: Partner ICSI Membership No: 7260 Place: Bengaluru	For KFin Technologies Limited Registrar to the Buyback /s/ M Murali Krishna Name: M Murali Krishna Designation: Senior Vice President Place: Hyderabad

Date: June 30, 2026

Enclosed: Confirmation from National Securities Depository Limited for extinguishment of Equity Shares in dematerialized form.

CC:

JM Financial Limited

7th Floor, Cnergy,

Appasaheb Marathe Marg,

Prabhadevi, Mumbai - 400 025, India.

Ref : II/CA/COM/65826/2026	June 25,2026

Mr. Sanaulla Khan Mohammed

Company Secretary

Wipro Limited

Doddakannelli

Sarjapur Road

Bangalore -560035

Sub : Buy-back (tender offer)

Dear Sir,

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; KFIN TECHNOLOGIES LIMITED.. , Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	ISIN Description	D/C	Records	Quantity	Execution Date
INE075A01022	WIPRO LIMITED EQ F.V. RS. 2	Debit	1	599,996,904.000	25/Jun/2026

You may contact your R&T Agent/Registry Division for further details in this regard.

Yours faithfully,

Prathmesh V Mungle

Deputy Vice President

Digitally Signed By

Name: PRATHMESH MUNGLE

Date:25/06/2026 14:28:56

Reason: Authentication

Location: NSDL,Mumbai

3rd - 7th Floor, Naman Chambers, Plot C32, G - Block, Bandra Kurla Complex, Bandra (E), Mumbai – 400 051, India

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